REZ-128 (2017-08)

Certificat de modification

Loi sur les sociétés par actions (RLRQ, chapitre S-31.1)

J'atteste que la société par actions

REDEVANCES AURIFÈRES OSISKO LTÉE

et sa version

OSISKO GOLD ROYALTIES LTD

a modifié ses statuts en vertu de la Loi sur les sociétés par actions afin de changer son nom et sa version pour

Redevances OR Inc.

et sa version

OR Royalties Inc.

Le 08 mai 2025

Déposé au registre le 8 mai 2025 sous le numéro d'entreprise du Québec 1170032933.

Services Québec